

March 26, 2010

Willliam H. Schumann, III
Executive Vice President, Chief Financial Officer and Treasurer
FMC Technologies, Inc.
1803 Gears Road
Houston, Texas 77067

> **Re: FMC Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-16489**

Dear Mr. Schumann:

　　We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　You state on page 9 that instability and unforeseen changes in the international markets in which you conduct business, including economically and politically volatile areas such as the Middle East, Latin America, among others, could cause or contribute to factors that could have an adverse effect on the demand of your systems and services, financial condition, or result of operations. Also, on your website, you post a report dated January 6, 2008 announcing that you were delivering a "huge PD metre based metering system to Sudan."   Finally, we are aware of a report dated August 13, 2009, released by the Department of Commerce's Bureau of Industry and Security, alleging that between 2003 and 2007 you made 78 unlicensed exports to a variety of countries of butterfly and check valves controlled for reasons of chemical and biological weapons

William H. Schumann, III
FMC Technologies, Inc.
March 26, 2010
Page 2

proliferation. The Middle East and Latin America are regions generally understood to include Iran, Sudan, Syria, and Cuba. Those countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, Syria, or Cuba.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, Syria, and Cuba, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services that you have provided into Iran, Sudan, Syria, or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   In addition, please advise us whether, to the best of your knowledge, understanding, and belief, any of the products, components, equipment, technology, or services you have provided, directly or indirectly, into Iran, Sudan, Syria, or Cuba have weapons or other military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, components, equipment, technology, or services have been put to weapons or other military use by Iran, Sudan, Syria, or Cuba, and discuss any such use of which you are aware. Finally, if any items that you have provided, directly or indirectly, into Iran have weapons application, please discuss the applicability of Section 5(b) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act of 2006, to your contacts with Iran.

3.   Please discuss the materiality of any contacts with Iran, Sudan, Syria, and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran, Sudan, Syria, and Cuba for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, if you have provided any items into the referenced countries that have weapons or other military use, discuss the potential impact on your reputation and share value.

As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, Syria, and Cuba.

Risk Factors, page 8

4.   We note your disclosure that indicates that your "alliance" with Statoil provided for 16% of the total revenues of FMC for the year ended December 31, 2009. We also note subsequent disclosure to the effect that the loss of any significant customer could result in a material adverse result to your energy production business segment operations, but that Statoil is not specifically identified as a significant customer.

As appropriate, supplementally confirm for us that the loss of the Statoil alliance would not result in a material adverse consequence to the energy production segment; or provide disclosure identifying the risk of loss of the Statoil alliance in light of the fact that there is no written agreement between you and Statoil and that the alliance may be terminated at anytime without legal consequences.

In addition, please disclose information about this customer concentration in your financial statements as required by FASB ASC paragraph 280-10-50-42.

Contractual Obligations and Off-Balance Sheet Arrangements, page 30

5.   As required by Regulation S-K, Item 303(a)(4), please place disclosure related to Off-Balance Sheet Arrangements in a separately-captioned section.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour at (202) 551-3360, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director